

February 16, 2018

Christine M. McCarthy
Chief Financial Officer
The Walt Disney Company
500 South Buena Vista Street
Burbank, California 91521

> **Re:** **The Walt Disney Company**
> **Form 10-K for the Fiscal Year Ended September 30, 2017**
> **Filed November 22, 2017**
> **File No. 001-11605**

Dear Ms. McCarthy:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations

Business Segment Results - 2017 vs. 2016, page 29

1. We note that you disclose Segment operating income, a non-GAAP measure, and on page 30, you reconcile the measure to Income before income taxes. Please revise your reconciliation to present the GAAP measure before the non-GAAP measure to avoid undue prominence. See Question 102.10 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016. Your disclosure in 10-Qs, earnings releases furnished on Form 8-K as well as Appendix A in your annual proxy statement should be similarly revised.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Heather Clark at 202-551-3624 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure